EXHIBIT 1.1

SIERRA WIRELESS, INC.
ANNUAL INFORMATION FORM
for the Fiscal Year Ended December 31, 2010

Dated:  March 18, 2011

Sierra Wireless, Inc.

Annual Information Form
March 18, 2011

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	1

CURRENCY	2

CORPORATE STRUCTURE	2

GENERAL DEVELOPMENT OF THE BUSINESS	3

NARRATIVE DESCRIPTION OF THE BUSINESS	6

Industry Background	6
Products and Solutions	7
M2M Business	8
Mobile Computing Business	11
Customers	12
Product Development	13
Marketing	14
Manufacturing	15
Competition	15
Employees	16
Intellectual Property	16
Governmental Regulation	16
Additional Information Concerning Our Business	17

RISK FACTORS	17

DIVIDENDS	17

DESCRIPTION OF CAPITAL STRUCTURE	17

Credit Facilities	18

MARKET FOR SECURITIES	18

DIRECTORS AND EXECUTIVE OFFICERS	19

Directors	19
Executive Officers	21

CODE OF BUSINESS CONDUCT AND ETHICS	22

AUDIT COMMITTEE	23

Mandate of the Audit Committee	23
Composition of the Audit Committee	27
Relevant Education and Experience	27
Reliance on Certain Exemptions	28
Audit Committee Oversight	28
Pre-approval Policies and Procedures	28
Auditor Independence	28
Auditors’ Fees	29

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES	29

LEGAL PROCEEDINGS	31

OFF-BALANCE SHEET ARRANGEMENTS	33

CONTRACTUAL OBLIGATIONS	34

QUORUM EXEMPTION	34

REGISTRAR AND TRANSFER AGENT	34

MATERIAL CONTRACTS	34

EXPERTS	34

ADDITIONAL INFORMATION	35

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this Annual Information Form are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including our outlook for the short and longer term and our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.

Forward-looking statements:

•                  Typically include words and phrases about the future such as “outlook”, “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”;

•                  Are not promises or guarantees of future performance. They represent our current views and may change significantly;

•                  Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•                  Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•                  Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•                  Expected transition period to our 4G products;

•                  Expected cost of goods sold;

•                  Expected component supply constraints;

•                  Our ability to “win” new business;

•                  That wireless network operators will deploy next generation networks when expected;

•                  Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks;

•                  Expected tax rates and foreign exchange rates.

•                  Are subject to substantial known and unknown material risks and uncertainties.  As a result, our actual results, achievements and developments in our business may differ significantly from our current expectations. These risk factors and others are discussed in our Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  Certain of these material risks are listed below:

•                  Actual sales volumes or prices for our products and services are lower than we expect for any reason including, without limitation, the continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, competition from new or established wireless communication companies.

•                  The cost of products sold are higher than planned or necessary component supplies are not available, are delayed or are not available on commercially reasonable terms.

•                  We are unable to enforce our intellectual property rights or are subject to litigation that has an adverse outcome.

•                  The development and timing of the introduction of our new products is later than we expect or is indefinitely delayed.

•                  Transition periods associated with the migration to new technologies are longer than we expect.

CURRENCY

Unless otherwise indicated, all figures are stated in U.S. dollars.

CORPORATE STRUCTURE

Unless the context otherwise indicates, references to “we”, “our”, “us”, “the Company”, “the Corporation” or “Sierra Wireless” in this Annual Information Form means Sierra Wireless, Inc. and its subsidiaries.

Sierra Wireless was incorporated under the Canada Business Corporations Act on May 31, 1993.  The Articles of Sierra Wireless were amended by a Certificate of Amendment issued March 29, 1999 to remove the private company provisions and restrictions on share transfer.  The Articles of the Company were further amended by Certificates of Amendment issued May 13, 1999 and May 14, 1999 to: (i) re-designate and change all existing Common Shares in the capital of the Company to new Common Shares in the capital of the Company (the “Common Shares”); (ii) change the rights attached to all Preference Shares in the capital of the Company (the “Preference Shares”) and to remove each existing series of Preference Shares; and (iii) consolidate the Common Shares on the basis of one post-consolidation Common Share for 1.5 pre-consolidation Common Shares.

The Company’s registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3 and its head office and principal place of business is located at 13811 Wireless Way, Richmond, British Columbia, Canada, V6V 3A4.

The following table lists subsidiaries of Sierra Wireless and their jurisdictions of incorporation or organization.  All such entities are 100% owned, directly or indirectly, by Sierra Wireless.

Name	Jurisdiction of Incorporation or Organization

Sierra Wireless America, Inc.	Delaware, U.S.A.

Sierra Wireless (UK) Limited	United Kingdom

Sierra Wireless (Asia-Pacific) Limited	Hong Kong

Sierra Wireless (Australia) Pty Limited	Australia

Sierra Wireless Technology (Shenzhen) Ltd.	China

Sierra Wireless Japan KK	Japan

Sierra Wireless France SAS	France

Sierra Wireless Luxembourg S.à.r.l.	Luxembourg

Sierra Wireless S.A.	France

Sierra Wireless Hong Kong Limited	Hong Kong

Sierra Wireless Services and Solutions S.A.	France

Sierra Wireless South Africa (Proprietary) Limited	South Africa

Wavecom Korea Co. Ltd.	Korea

Nexgen Software SAS	France

Sierra Wireless Northern Europe Ltd.	United Kingdom

Wavecom Participacoes e Representacoes Ltda	Brazil

Wavecom Deutschland Gmbh.	Germany

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

We are a global leader in providing cellular wireless solutions for the Machine-to-Machine (“M2M”) and Mobile Computing markets. We develop and market a range of wireless products that include mobile broadband devices for mobile network operators, embedded modules and embedded software for original equipment manufacturers (“OEMs”), intelligent gateways and routers for industrial, commercial and public safety applications, and an innovative cloud-based services platform for delivering device management and end-to-end application solutions in M2M. Our solutions connect people and machines to wireless networks around the world.

 In the Mobile Computing market, we are recognized as a leader in new air interface standards, including fourth generation (“4G”) wireless technologies such as Long Term Evolution (“LTE”), Worldwide Interoperability for Microwave Access (“WiMAX”) and High Speed Packet Access Plus (“HSPA+”).  We work closely with our operator customers, such as AT&T Inc. (“AT&T”), Sprint Nextel Corporation (“Sprint”), and Telstra Corporation Limited (“Telstra”), and with our OEM customers to be first to market with new mobile broadband devices that provide high performance, mobile internet connectivity for their end customers.

In the M2M market, we are a global market leader and we continue invest in our leading product portfolio and global reach to both expand our offering and grow our market share.  Our M2M wireless solutions, including our AirPrimeTM wireless embedded modules, AirLinkTM intelligent gateways and routers, and AirVantageTM M2M cloud platform are used by a wide range of OEMs, enterprises and service providers to wirelessly enable their M2M applications.  Our M2M customers cover a broad range of industries, including consumer electronics, networking equipment, automotive, energy, security, sales and payment, industrial control and monitoring, fleet management, field service and healthcare.

Recent developments that have influenced the general progression of the Company’s business include:

New 4G products.  In the first quarter of 2010, we began shipping our AirCard® W801 Mobile Hotspot, the world’s first wireless mobile hotspot that combines 3G (EV-DO Rev A) with 4G (WiMax) and Wi-Fi technologies.  Also known as the Overdrive™ 3G/4G Mobile Hotspot launched by Sprint, this product turns a single Internet connection into a wireless LAN that can be shared by multiple users.  Our AirCard W801 was subsequently launched by Clearwire as the Clear Spot® 4G+ and Time Warner Cable as the Intelligo later in 2010.  In the first quarter, we also announced the AirCard 312U, known as the Telstra Ultimate USB modem, the world’s first 4G dual-carrier HSPA+ device.  In the second quarter of 2010, we began commercial shipments of the Sprint 3G/4G USB 250U mobile broadband modem, also known as the AirCard 250U.  Clearwire subsequently launched the same product as the Clear 4G+ Mobile USB Series S.  In the fourth quarter of 2010, we launched and began commercial shipments of the AT&T USBConnect Shockwave, the first device for AT&T’s 4G HSPA+ network.  We also announced our first 4G LTE devices, a portfolio of LTE embedded modules with support for all major networks technologies, targeted at device manufacturers integrating LTE connectivity in mobile computing and M2M applications.  In the first quarter of 2011, we expanded our LTE product line up with the introduction of the AirCard 754S mobile hotspot and the AirCard 320U USB modem.  We also launched the AirCard 319U with Telstra, a 4G dual-carrier HSPA+ USB modem.

New product introductions in M2M.  We reinforced our leadership position in M2M with the launch of new products and solutions.  During 2010, we introduced several new AirPrime wireless embedded module products, including:

•                  The AR Series - the industry’s first suite of embedded wireless modules designed specifically for automotive manufacturers;

•                  The SL Series - offering wireless connectivity in a compact, lightweight LGA form factor for use in high-volume and space restricted applications;

•                  The XM0110 GPS Module - enabling rapid GPS integration with our wireless module families; and

•                  The 4G MC Series - offering high speed LTE and dual-carrier HSPA+ air interfaces.

In February 2011, we introduced the GX400, our next-generation platform for AirLink intelligent gateways and routers that includes cloud-based device management, extensive hardware and software enhancements, mil-spec ruggedness, GPS functionality and associated location-based services, and advanced configuration options with comprehensive expandability.

Expanded software, solution, and service offerings in M2M.  We continue to expand our position in the M2M value chain with the introduction of new software, solutions and services.  We have recently announced enhancements to our OpenAT operating system and Embedded Application Framework to further accelerate the development of native M2M embedded applications on AirPrime embedded modules.  These announcements include a new release of the M2M Embedded Developer Studio integrated development environment, the integration of the WirelessIDEA library developed by Aplix Corporation to enable Java applications, the release of a new, advanced integrated debugger, and ease-of-use enhancements for remote device management.  In 2010, we introduced enhancements to our secure cloud platform for M2M applications under the AirVantage brand and announced significant new capabilities including:  expanded support for AirLink and AirPrime device management services, enhancements to the web services application programming interface (API), expanded subscription management functionality, and platform integration with operator networks at TELUS Corporation (“Telus”), Koninklijke KPN N.V. (“KPN”) and AT&T.  We also extended the AirVantage platform with the launch of our Smart Automation feature set to simplify the connection to industrial equipment and to enable complete end-to-end solutions for industrial M2M applications.

New organizational structure. On September 23, 2010, we implemented a new organizational structure designed to sharpen our focus on distinct market opportunities and accelerate profitable growth.  The new organizational structure establishes three business units — M2M Embedded Solutions, Mobile Computing, and Solutions & Services.  Dedicated sales, marketing and research and development (“R&D”) functions within each business unit bring teams closer to their customers.  Common wireless platforms, an integrated supply chain, and a strong global presence provide leverage and highly competitive scale.  Concurrent with the implementation of the new organizational structure, 60 full time positions, representing approximately 6% of our global workforce, were eliminated as a result of expected improved operating efficiencies.  These reductions were substantially completed during the fourth quarter of 2010 and are expected to result in an operating expense reduction of approximately $1.0 million per quarter.  However, investments to support new growth opportunities are expected to offset these expense reductions.  In 2010, we incurred a pre-tax charge of $4.4 million for severance and other costs related to this program, which included $0.5 million of stock-based compensation expense.

Acquisition and successful integration of Wavecom S.A.  On December 2, 2008, we announced an all-cash offer to purchase all of the ordinary shares and OCEANEs convertible bonds (“OCEANEs”) of Wavecom S.A. (“Wavecom”), a global leader in wireless M2M solutions headquartered in Issy-les-Moulineaux, France.  The total value of the transaction was approximately €218.0 million and was comprised of cash consideration of €8.50 per share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States.  On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom, representing 90.57% of the voting rights of Wavecom.  Following a statutory re-opening of the tender offer and our purchase of Wavecom shares on the market, we increased our ownership of the voting rights of Wavecom from 90.57% to 95.4% and, on April 29, 2009, completed our acquisition of all of the remaining Wavecom shares, except for certain shares held by employees that are subject to a hold period, and OCEANEs by way of a squeeze-out.  The Wavecom shares and OCEANEs have been delisted from the Euronext and the American Depository Shares have been delisted from the Nasdaq Stock Market Inc. (“Nasdaq”).

The acquisition and successful integration of Wavecom has significantly expanded and diversified our position in the global M2M market.  The addition of Wavecom enhanced our product and service offering in M2M by adding highly sophisticated wireless module platforms and solutions which integrates the necessary software and hardware on embedded devices that can be used for a wide variety of applications.  In addition to a broadened product offering, the acquisition increased our scale and capabilities in both Europe and Asia.  The result of the combination of Sierra Wireless and Wavecom is a global leader that is uniquely positioned to benefit from the anticipated growth in wireless M2M.

Cost Reduction Program.  On January 29, 2009, prior to the acquisition of Wavecom, we implemented an expense reduction program that was completed during the first quarter of 2009 and included the elimination of 56 positions, representing 10% of our workforce.  In the first quarter of 2009, we incurred a pre-tax charge of approximately $1.6 million related to the program, which included $0.5 million of stock-based compensation expense.  Also prior to our acquisition of Wavecom, Wavecom implemented a cost savings program and reorganization.  The first portion of this plan, related to its operations in the United States, began in late 2008.  In the second quarter of 2009, the staff reduction program in France related to this reorganization was implemented.  A total of 77 positions in France were impacted, and all of these positions were phased out by September 30, 2010.  On May 15, 2009, we announced further cost reduction initiatives related to the integration of Wavecom and Sierra Wireless that included combining the R&D and product operations of both organizations.  As a result, the Wavecom location in Research Triangle Park, North Carolina, was closed in the fourth quarter of 2009.  R&D activities from this location were transitioned primarily to the Sierra Wireless location in Carlsbad, California.  In 2010, we included an additional provision for costs of the leased North Carolina location, costs related to subleasing a portion of the Issy-les-Moulineaux location, as well as costs of additional employees in Europe who were terminated.  In 2010, restructuring costs related to these programs were $3.2 million, including $0.1 million of stock-based compensation expense, compared to $19.0 million in 2009, including $0.4 million of stock-based compensation expense.

Highlights of our financial performance include:

In 2009, our revenue was $526.4 million, compared to $567.3 million in 2008.  The decrease in revenue was primarily a result of a decrease in sales of our AirCards and sales of our embedded modules to portable computing original equipment manufacturers (“PC OEM”) customers, partially offset by an increase in revenue from the Wavecom acquisition.  Gross margin was 33.7% in 2009, compared to 28.1% in 2008.  The increase resulted primarily from product cost reductions, early synergies from the Wavecom acquisition, as well as the addition of higher margin products from the Wavecom acquisition.  Loss from operations was $37.7 million in 2009, compared to earnings from operations of $44.6 million in 2008.  Our loss from operations included acquisition costs of $7.8 million, restructuring costs of $20.0 million, integration costs of $3.8 million and acquisition related amortization of $11.8 million.  Our net loss was $39.9 million, or loss per share of $1.29, in 2009, compared to net earnings of $62.6 million, or diluted earnings per share of $2.00, in 2008.

In 2010, we achieved record annual revenue of $650.3 million, compared to $526.4 million in 2009.  The increase in revenue was driven by a combination of strong performance in our M2M business line, which grew to $332.4 million in 2010, up 54% from $216.5 million in 2009, and stable sales in our Mobile Computing business line, which were $317.9 million in 2010 compared to $309.9 million in 2009.  M2M revenue represented 51% of sales in 2010, proving that our diversification strategy is working. Gross margin was 29.3% in 2010, compared to 33.7% in 2009.  The decline resulted primarily from a shift in product mix to include a higher contribution from consumer M2M customers.  Loss from operations was $10.4 million in 2010, compared to loss from operations of $37.7 million in 2009.  Our loss from operations in 2009 included transaction costs of $7.8 million, restructuring costs of $20.0 million, integration costs of $3.8 million and acquisition related amortization of $11.8 million.  Our net loss was $14.5 million, or loss per share of $0.47, in 2010, compared to a net loss of $39.9 million, or loss per share of $1.29, in 2009.

NARRATIVE DESCRIPTION OF THE BUSINESS

Industry Background

We operate in the wireless communications solutions industry, which involves providing voice and data services using cellular wireless technologies.  These technologies include second generation (“2G”) standards such as GSM/GPRS/EDGE and CDMA/1xRTT, third generation (“3G”) standards such as UMTS (including HSPDA and HSUPA) and EV-DO, fourth generation (“4G”) standards such as HSPA+, LTE and WiMAX, and Wi-Fi.  The industry typically includes:  wireless network operators, who deploy, own and operate wireless networks and provide service to end users; infrastructure vendors, who provide the networking equipment and software to build, including equipment such as base stations, routers and backhaul equipment; device manufacturers, who provide voice and data communication devices that use the network, such as handsets, mobile broadband modems, and embedded modules; and software application vendors, who offer the end user applications to enterprises and consumers that utilize the wireless networks.  We primarily participate in the industry as a data device manufacturer, but also increasingly offer software solutions to our enable end customer applications.

Recent market trends in the wireless communications industry include:

Increased wireless network coverage and data speeds.  Mobile network operators around the world continue to invest in network upgrades to add 3G and, increasingly, 4G technologies, enabling mobile broadband connectivity of up to 100 megabits per second (“Mbps”).  The operators also continue to improve network coverage, improving the ubiquity of cellular wireless access around the world.

Technology improvements in devices and software.  Improvements in wireless chipset technology, including greater integration, higher speeds, and lower power consumption, are driving advances in cellular devices including on-board application processing, faster, more efficient data transfer, smaller form factors, lower hardware costs, and longer battery life.  These advances have enabled the significant growth in new wireless devices such as smartphones, USB modems, mobile hotspots, tablets and other devices, such as e-readers, with integrated wireless embedded modules.

Lower, more flexible service pricing.  Mobile network operators are introducing new wireless service pricing models to enable subscriber growth in both Mobile Computing and M2M.  These include offerings such as tiered pricing and pre-pay for mobile broadband service and more flexible data packages for M2M applications, as well as generally lower costs for data plans.

We expect these trends, and others, to provide solid growth opportunities in both the M2M and mobile computing markets.  With higher speeds and more ubiquitous coverage, the number of business professionals and individual consumers utilizing notebooks, netbooks, tablets and other consumer devices on wireless networks will increase.  In addition, lower service costs and more advanced, lower cost devices are expected to unlock many new M2M applications that were previously not feasible.

Products and Solutions

Sierra Wireless offers four product lines to address the mobile computing and M2M markets:

AirCard Mobile Broadband Devices.  AirCard mobile broadband devices provide a simple way to connect notebooks, netbooks, tablets and other consumer electronic devices to the Internet from virtually anywhere, over 3G and 4G mobile broadband networks.  AirCard products are available in various form factors — including mobile hotspots, USB modems, and PC Express cards — to suit a variety of customer needs.  In addition, AirCard products support major mobile broadband technologies, including LTE, HSPA+, HSPA, EV-DO, WiMAX and Wi-Fi, across various frequency bands around the world.

AirPrime Wireless Embedded Modules.  AirPrime Wireless Embedded Modules provide a wide variety of options for OEMs to embed cellular wireless connectivity into their products for both M2M and Mobile Computing applications.  The AirPrime embedded module product portfolio includes various air interfaces from 2G to 4G, GSM or CDMA networks and a variety of form factors — from PCI Express MiniCards to surface-mount modules, with various levels of functionality from modem-only functionality to fully programmable devices.

AirLink Intelligent Gateways and Routers. The AirLink family of intelligent gateways and routers provides customers the ability to add cellular wireless connectivity in various industrial, enterprise and in-vehicle applications.  The product portfolio includes rugged, industrial-grade 2G and 3G gateways with serial, Ethernet and Wi-Fi connectivity, commercial-grade 3G routers, and low-cost, programmable 2G and 3G gateways.  The AirLink products feature powerful ALEOS embedded intelligence, enabling rapid device configuration and seamless integration with various industrial equipment, and AirLink Management Services, providing easy-to-use web-based remote management and control.

AirVantage M2M Cloud Platform.  AirVantage is a comprehensive wireless M2M cloud computing platform that accelerates the deployment and lowers the cost for customers implementing new wireless M2M applications.  Key features include: subscription management for managing cellular subscriptions with operators, device management for remotely managing cellular communication devices, and asset management for remotely monitoring and controlling the connected machine or asset.  The platform also includes a powerful set of M2M application development tools and an open web services application programming interface (“API”) to support rapid development and integration.

Our revenue by product line for the years ended December 31, 2010 and 2009 is as follows:

	2010	2009
AirCard Mobile Broadband Devices	45%	56%
AirPrime Wireless Embedded Modules	46	34
AirLink Intelligent Gateways and Routers	7	8
Other	2	2
	100%	100%

M2M Business

Our M2M business includes our AirPrime Wireless Embedded Modules (excluding sales to PC OEMs), AirLink Intelligent Gateways and Routers and AirVantage M2M Cloud Platform.  Our M2M revenue was $332.4 million in 2010, compared to $216.5 million in 2009, an increase of $115.9 million or 54%.

We believe that the market for our M2M products continues to offer profitable growth opportunities.  The M2M market is competitive and our future success will depend in part on our ability to continue to develop differentiated products and services that meet our customers’ evolving technology, design, schedule and price requirements.

AirPrime Wireless Embedded Modules for M2M (excludes PC OEM embedded modules)

With the acquisition of Wavecom in 2009 and subsequent product launches and customer design wins, we have significantly expanded our global position in wireless embedded solutions for M2M.  Our line-up of embedded modules is the broadest in the industry and is used by a wide range of OEMs to wirelessly enable their products and solutions.  We also have several innovations that we believe further bolster our competitive position, including an internally developed protocol stack tailored to M2M, embedded SIM technology and a powerful Embedded Application Framework.  The Sierra Wireless Embedded Application Framework consists of an M2M-specific operating system (“Open AT”), a range of software libraries, and a comprehensive integrated development environment and tool suite.  Unique in the market, this framework enables AirPrime embedded modules to natively support a complete embedded application on the module, accelerating M2M application development and lowering total cost for OEMs.  Our M2M OEM customers cover a broad range of industries including consumer electronics, networking equipment, automotive, energy, security, sales and payment, industrial control and monitoring, fleet management, field service and healthcare.

In 2010, sales of our M2M embedded module products increased 62% to $274.5 million, compared to $169.2 million in 2009, primarily as a result of strong contribution from sales to consumer, sales and payment, networking, energy and automotive OEM customers.  Sales of M2M embedded modules for consumer e-book reader applications were approximately 24% of M2M embedded module product sales in 2010.

During 2010, we also introduced several new products, including a suite of new AirPrime MC Series embedded modules designed for LTE networks, enabling manufacturers to take advantage of the latest generation of high-speed mobile networks, which deliver up to 100 Mbps download speeds and 50 Mbps upload speeds.  We secured design wins for our new LTE modules and shipped small sample volumes in 2010.  The AirPrime MC7750 module supports LTE, EV-DO and HSPA+ networks, while the AirPrime MC7700 and MC7710 modules support LTE and HSPA+ in different frequency bands.

In 2010, we also introduced the industry’s first suite of embedded wireless modules designed specifically for automotive manufacturers — setting a new standard for “automotive-grade” wireless modules.  The new Sierra Wireless AirPrime AR Series intelligent embedded modules are based on more than a decade of experience in meeting the needs of automotive customers. They are the first wireless modules designed and developed from the ground up to achieve the highest level of compliance with automotive specifications, providing an unmatched level of quality and performance under harsh operating conditions. We have multiple design wins for the AirPrime AR Series with leading automotive manufacturers.  We expect commercial shipments of these modules to begin in mid-2011.

We launched and began shipping our new AirPrime SL Series intelligent embedded modules. Designed to suit the needs of manufacturers of small host devices in high-volume production, such as e-book readers, personal navigation devices and gaming devices, the Sierra Wireless AirPrime SL Series offers HSPA and EDGE connectivity in a compact, lightweight form factor.  Our AirPrime SL6087 EDGE wireless module won the GSM Association award for Best 2G Module in 2010.

During 2010, we began shipping our new AirPrime MC8801, designed for HSPA+ Dual Carrier networks with peak network downlink speeds of 42 Mbps.  To provide a more cost effective alternative for manufacturers that do not require the top speed, our new AirPrime MC8704 and AirPrime MC8705 intelligent embedded modules for HSPA+ networks are expected to be available in early 2011.

We also began shipping our new AirPrime XM0110 GPS Module, which provides easy-to-use and optimized GPS feature integration for wireless applications requiring location information.  PFK Electronics (Pty) Ltd. (“PFK”), a designer and manufacturer of automotive security products in South Africa, is integrating this product into a series of products for fleet management, asset tracking and stolen vehicle recovery.

During 2010, we also announced several significant new design wins.  These include:

•                  EDMI Limited (“EDMI”), based in Singapore, integrated our AirPrime WMP100 intelligent embedded module into its electronic energy meter to enable EDMI customers to control power consumption and read meters in real time.

•                  Together, PFK and inthinc, inc., a company focused on developing solutions to positively impact driver behavior, are also using our AirPrime WMP100 to enhance road safety by ensuring their devices can reliably connect to central systems in real time.

•                  A.P. Systems, an Italian supplier of information and communication technology to utilities and public administrations, selected our AirPrime WMP100 and Open AT application framework to provide wireless connectivity in its smart wireless multi-metering solution.

•                  TomTom Automotive (“TomTom”) selected the Sierra Wireless AirPrime Intelligent Embedded Modules to provide cellular connectivity to TomTom’s integrated navigation systems for Renault and Mazda.

•                  Aisino Corporation also selected the Sierra Wireless AirPrime Q2686 for integration into its network billing machine deployments in China.

•                  RS TechMedic BV, a medical technology provider in the Netherlands, is using the Sierra Wireless AirPrime Q2687 EDGE wireless module in its multi-purpose remote patient monitoring device used by health care professionals.

Additionally, we announced a collaboration with Harman International Industries (“Harman”), a leading global audio and infotainment group, to lead the automotive industry in innovations to bring 4G LTE broadband connectivity to automotive customers.

AirLink Intelligent Gateways and Routers

Our AirLink Intelligent Gateways and Routers are sold to customers in a wide variety of vertical markets including public safety, transportation, field service, energy, industrial, and financial services. Our broad AirLink product line up is an integral part of our M2M offering, covering multiple form factor needs and wireless technologies.  We continue to believe that there are profitable growth prospects for our AirLink intelligent solutions and we intend to capture these opportunities through segment, product line and geographical expansion.  Furthermore, we are focused on fully integrating our AirLink gateway products with our hosted AirVantage cloud platform so that we can deliver advanced services and end to end solutions to the markets we serve.

In 2010, revenue from AirLink Intelligent Gateways and Routers increased 19% to $48.6 million from $41.0 million in 2009 primarily due to growth in North America and expansion in Europe and Asia.

During the first quarter of 2010, together with Prumaro d.o.o. and local integrator Telos d.o.o., we announced the deployment of Prumaro’s GEM interactive digital signage application, powered by our

AirLink Pinpoint X mobile communications gateway in public buses and kiosks throughout Slovenia’s capital of Ljubljana.

During the second quarter of 2010, together with NetMotion Wireless, a provider of secure mobile productivity and management software, we announced a joint marketing agreement to deliver combined mobile data solutions for emergency first responders and utility workers.  Our AirLink in-vehicle GPS gateways and routers now support Garmin’s Fleet Management Interface, which simplifies the integration of AirLink gateways with Garmin’s personal navigation devices used in conjunction with dispatch or automatic vehicle location systems.  During the second quarter of 2010, we began shipping our Sierra Wireless AirLink MP895.

In the third quarter of 2010, Itron selected the Sierra Wireless AirLink Raven X and Raven XE Intelligent M2M Gateways to provide the primary cellular connection in its new CCU 100, a key component of its ChoiceConnect fixed network platform. Through a joint marketing agreement, the two companies have also agreed to leverage their combined marketing and sales resources to co-market the solution to utility customers.  During the third quarter of 2010, we began shipping our Raven XE platforms with quad-band HSPA support and we also announced our collaboration with Pulse Energy, a provider of building energy management solutions, to deliver cellular deployments that enable customers to more efficiently monitor and manage energy usage.

In the fourth quarter of 2010, the San Jose Police Department selected the Feeney Wireless solution that integrates the Sierra Wireless AirLink 3G gateway and allows officers to submit citations and gain immediate access to critical law enforcement data directly from their vehicles.  Together with Accel Networks, we also announced a joint marketing agreement to deliver secure, reliable wireless solutions for customers deploying retail transaction and networking applications.

AirVantage M2M Cloud Platform

Our AirVantage platform provides web-based solutions and services that enable application providers, OEMs and mobile network operators to accelerate the deployment of complete M2M solutions for managing remote equipment and assets.  Our services platform is scalable, secure and compatible with a broad range of available wireless devices and networks.  The platform includes advanced functionality for subscriber management (including billing and rating), device management and asset management and includes a fully integrated development environment, enabling our partners and customers to bring end to end M2M solutions to market quickly.  We view our AirVantage platform and solutions capability as a strategic technology asset and differentiation enabler, and we are fully integrating our hardware product lines, including AirPrime embedded modules and AirLink gateways and routers, with the platform.

During the first quarter of 2010, we signed a services contract with IBM to host a new services platform dedicated to our software as a service M2M offering.  The new hosting facility is expected to support a growing number of North American customers, including Orbcomm Inc., which is currently live on the platform.  We announced a new Consumer Device Management application for the Sierra Wireless AirVantage Services Platform that offers wireless network operators and M2M solution providers a simple, cost effective way to deploy and manage mass market consumer devices.  In addition, together with the French wireless network operator Bouygues Telecom, we introduced a new bundled offer for wireless M2M communication that targets industrial, sales and payment, and security solutions.  The bundle gives access to Bouygues Telecom’s prepaid pan-European data airtime on the new Sierra Wireless AirLink GL6100 GSM/GPRS modem with Embedded SIM and includes a one year subscription to AirLink Management Services, powered by AirVantage, for remote diagnosis and software upgrades.

During the second quarter of 2010, we added important new features to the platform, achieved key customer deployment milestones and secured new solution design wins in the energy management and outdoor advertising segments.

During the third quarter of 2010, NURI Telecom, a South Korean company specializing in next generation automatic meter reading solutions, selected our AirPrime Q2686 intelligent embedded module to integrate into its advanced meter reading solution and will also use our AirVantage Management Services for AirPrime to remotely monitor, manage and upgrade application software and firmware on the devices once they are in the field.

During the fourth quarter of 2010, TELUS selected the Sierra Wireless AirVantage services platform to provide service management for connected devices.  Under a multi-year strategic agreement, TELUS will integrate the Sierra Wireless AirVantage services platform into its network operations to provide M2M customers with online access to a comprehensive suite of M2M service creation, delivery and management capabilities, making it simpler and faster to bring M2M services to market and opening new service opportunities.

Mobile Computing Business

Our mobile computing business includes our AirCard Mobile Broadband Devices and AirPrime embedded modules for PC OEM customers.  Our mobile computing revenue increased 3% to $317.9 million in 2010, compared to $309.9 million in 2009.  This increase was due to higher sales of embedded modules to PC OEMs, partially offset by lower AirCard sales in the first half of 2010.  In mobile computing, we expect to continue to distinguish ourselves by offering the most advanced mobile broadband devices in the world supporting the latest technology standards and by providing our mobile network operator and PC OEM customers with devices that meet exceptionally high quality and performance standards.

AirCard Mobile Broadband Devices

Our AirCard mobile broadband device family, including our mobile hotspot, USB modem and PC card devices sold to wireless operators around the world, provide a simple way to connect notebooks, netbooks and other consumer electronic devices to the mobile internet, over 3G and 4G wireless networks.

In 2010, sales of our AirCard products decreased by 1% to $291.5 million, compared to $295.0 million in 2009, primarily due to lower volumes in the first quarter of 2010, but largely offset by strong sales of recently launched products and the addition of new customers for these products in mid-2010.

We believe that the market for our AirCard products continues to offer profitable opportunities.  Competition in this market continues to be intense and our future success will depend in part on our ability to continue to develop differentiated products that meet our customers’ evolving technology, design, schedule and price requirements.

During the first quarter of 2010, we began shipping the Sierra Wireless AirCard W801 Mobile Hotspot, the world’s first wireless mobile hotspot that combines 3G (EV-DO Rev A) with 4G (WiMax) and Wi-Fi technologies. Also known as the Overdrive™ 3G/4G Mobile Hotspot launched by Sprint, this product turns a single Internet connection into a wireless LAN that can be shared by multiple users.  DNA Ltd., a Finnish telecommunications company, began offering its customers even faster connections with our modem devices, the first time Sierra Wireless USB modems have been commercially available in Finland.  Also in the first quarter of 2010, we announced that the Sierra Wireless AirCard product line will provide a Windows 7 Device Stage experience across multiple devices. We are the first mobile broadband modem supplier to deploy a Device Stage experience, which provides customers with more convenient, intuitive access to their device and account information.

During the second quarter of 2010, we began commercial shipments of the Sprint 3G/4G USB 250U mobile broadband modem from Sierra Wireless, also known as the AirCard 250U, with download speeds up to 10 times faster than 3G in any of the Sprint 4G markets.  We also began commercial shipments of our AirCard 250U to Clear, called the Series S 4G+ modem, along with our AirCard W801 3G/4G Mobile Hotspot.  Time Warner Cable announced that IntelliGo, also known as the AirCard W801 3G/4G Mobile Hotspot, is available on the Time Warner Cable 4G network with Road Runner Mobile.  In addition, AT&T announced the availability of our Sierra Wireless AirCard 890, an HSPA device with a 2-in-1 form factor that supports both PC card and ExpressCard slots.

During the third quarter of 2010, we announced new AirCard USB modems and mobile hotspots supporting the latest LTE network technologies and data rates.  These new devices are expected to be introduced in the first half of 2011.  Our AirCard 312U, also called the Telstra Ultimate USB modem, became commercially available in Australia during this quarter.  The AirCard 312U, operating on Dual Carrier HSPA+ networks, was the world’s first HSPA+ modem that supported download speeds of up to 42 Mbps, doubling the downlink speeds of current HSPA+ networks.

During the fourth quarter of 2010, we continued to have strong positions with AT&T and Telstra for shipments of our HSPA AirCards, as well as with Sprint for shipments of our 3G/4G Mobile Hotspot and 3G/4G USB modems.  During the fourth quarter of 2010, we launched and commenced commercial shipments of the AT&T USBConnect Shockwave (our AirCard USB 308), the first device for AT&T’s HSPA+ network.

AirPrime Wireless Embedded Modules for PC OEMs

In 2010, revenue from sales of our AirPrime Wireless Embedded Modules to PC OEM customers increased 91% to $23.4 million from $12.2 million in 2009.

In 2010, we made good progress in re-energizing our position in the market and have secured six new design wins with Tier 1 and Tier 2 PC OEMs for platforms scheduled to launch in 2011.  During 2010, Fujitsu selected us to provide 3G mobile broadband for several new models in Fujitsu’s LIFEBOOK series notebooks.  Panasonic Computer Solutions Company, manufacturer of the durable, reliable Panasonic Toughbook® mobile computers, announced that it would deploy our Gobi2000™ module across its Toughbook line of rugged mobile computers.  We have new design wins with three Tier 1 PC OEM customers that we expect will launch mobile computing platforms with our embedded modules commencing in mid 2011.

We believe that these new design wins will enable us to grow our revenue from PC OEM customers in subsequent quarters.  Our ability to secure additional design wins in the PC OEM market will depend on being successful in developing products and offering services that meet our customers’ technology, design, schedule and price requirements.

Customers

Our products are used by a variety of end-users and many end-user applications.  The users range from home consumers, to sales people and mobile executives, to police officers and utility workers as well as automotive manufacturers and utility companies.  We sell our products primarily through indirect channels including wireless operators, OEMs, distributors and value added resellers.  Historically, a majority of our sales have come from North American markets.  With the acquisition of Wavecom in 2009, our revenue by geography has become much more diverse.  As our wireless technology platforms and customer base have diversified, we have built sales and distribution teams to focus on developing our truly international business.  We have dedicated sales and distribution teams for the Europe, Middle East and Africa (“EMEA”), Asia-Pacific, Latin American and North American regions.  Our approach to distribution takes advantage of our existing relationships with wireless operators, resellers and OEMs in order to maximize the productivity of our sales team.

Wireless Operators

Wireless operators play two key roles in our distribution strategy.  First, wireless operators are resellers for us, purchasing our products (primarily AirCard products) and then reselling them to end-user customers through their business and retail channels.  Second, the wireless operator sales team often works with our sales team to jointly sell both Mobile Computing and M2M wireless solutions to OEMs and to enterprise and government end-user customers.  The wireless operator channel provides us with extended customer reach, while the operators are able to leverage our wireless data expertise to help sell their products and services.  We have invested a great deal of time and resources in cultivating our relationships with wireless operators and view these relationships as a critical success factor.

Original Equipment Manufacturers

OEMs are companies that integrate our embedded modules into devices they manufacture and sell to end-user customers through their own direct sales force and indirect distribution channels.  Our embedded modules have been integrated into a range of OEM devices, such as notebooks, e-readers, payment terminals, enterprise and SOHO routers, industrial handhelds, energy meters, and automobiles.  We sell to OEMs both directly and indirectly through distributor partners around the world.

Resellers and Distributors

Resellers purchase our products either directly from us or from our distributor network and resell them to carriers, OEMs and end-user customers.  In order to support our global resellers and OEMs, we have established a global network of distribution partners.  Distributors ensure that our products are available to a large number of resellers and OEM customers around the world.

Resellers often combine our products with other elements of an overall solution, such as computer hardware, application software and bundled communication services and deliver a complete solution to the end-user customer. Resellers include IT VARs, system integrators and application solution providers.

Product Development

We have built a reputation in the wireless data industry for creating state-of-the-art, high-quality products within aggressive timeframes. Our development team of approximately 477 full time employees, located in Richmond, British Columbia, Carlsbad and Newark, California, Issy-Les-Moulineaux, France, Toulouse, France, Hong Kong and Shenzhen, China, is skilled in the areas of radio frequency, hardware, embedded software, host software, web-based software, semiconductor and mechanical design. Combined, this team is highly experienced in the design of small form factor, high performance, low cost wireless data and voice devices. Our product development team combines leaders with extensive experience in their fields with younger graduates from leading universities.  Each of our three business units (M2M Embedded Solutions, Mobile Computing and Solutions and Services) has dedicated development teams.

We take a “core team” approach to product development.  Our goal is to develop a “whole” product and to ensure products are managed closely throughout their entire life cycle. As part of this approach, individuals from our product development group form product-specific teams with staff from other functional areas, including product management, operations, technical support and quality.  These teams work closely to bring new products through the development phase, while balancing the market requirements of performance, time to market and product cost. Concepts and prototypes are validated by working with lead customers, channel partners and industry consultants.  From time to time, projects are outsourced to third parties, who provide product development leverage for our core teams.

Products that result from this process are designed and tested to cellular industry standards and introduced to our high-volume contract manufacturing partners for production and delivery to our customers. Included in the development effort is the certification of our products with industry and regulatory standards bodies and wireless operators.

A group of senior engineers develops and monitors our development processes within an ISO-9001 approved framework or ISOTS16949 for automotive grade products. These processes are applied across all development projects to ensure uniformity. For example, we have adopted a core-wireless engine design approach to leverage development efforts across multiple different products. This is also intended to help our customers utilize our different products with moderate additional integration effort on their part.

Our product development staff stays current with technology by participating in industry groups such as the Personal Computer Communications Association, the Cellular Telecommunications Industry Association, the Mobile Advisory Council, the USB Forum, the PCI Special Interest Group, the European Telecommunications Standards Institute, the PCS Type Certification Review Board, the Third Generation Partnership Project, the Third Generation Partnership Project 2, the WiMAX Forum and the International Wireless Packaging Consortium, and through ongoing technical education.  We maintain close relationships with local universities by hiring co-op students, giving lectures, supporting visiting professorships and participating in regular informal meetings with faculty members.

Marketing

Our marketing team is responsible for providing product management, strategic marketing and marketing communications for our products on a global basis.

Product Management & Segment Marketing

Members of both the product management and segment marketing teams play an active role in our core team approach to developing and managing individual products through their entire product life cycle.  Emphasis is placed on understanding customer needs, developing the business case, determining competitive positioning and pricing, and ensuring product completeness, which includes documentation, packaging, collateral, promotional material and marketing programs. This team also develops and manages the portfolio roadmap for our products and interfaces with end customers regarding business opportunities and product requirements.

Marketing Communications

We communicate our corporate and product positioning to channels and customers in our global markets in several ways, including:

•            Global corporate and product branding and messaging;

•            Supporting products with artwork, collateral and packaging;

•            Managing the web site content;

•            Supporting the retail activities of our customers and our sales team;

•            Actively seeking editorial coverage and placing advertisements in industry, business and trade publications;

•            Actively participating in industry associations;

•            Meeting with opinion leaders and industry analysts; and

•            Participating in targeted conferences and trade shows.

We also work with our channel partners to develop programs to encourage customer adoption and promotion of our products.  Through marketing strategies including market analysis, branding, design,

packaging and promotions, we launch products into the marketplace that complement customer launch timelines.

Manufacturing

We outsource most of our manufacturing services, including parts procurement, kitting, logistics, assembly and repair. We believe that outsourcing allows us to:

•            Focus on our core competencies, including research and development, sales and marketing;

•            Participate in contract manufacturer economies of scale;

•            Access high quality, lower cost manufacturing resources;

•            Achieve rapid production scalability; and

•            Control capital costs.

In addition, we perform certain manufacturing related functions in-house, including key component sourcing, manufacturing engineering, and development of manufacturing test software, procedures and fixtures.

We use Flextronics International Ltd., a large global electronics manufacturing services (“EMS”) provider, as our primary contract manufacturer and logistics partner to provide an end-to-end supply chain solution.  This includes design support, procurement, low cost manufacturing and repair in China and fulfillment services.  By using its fully integrated supply chain services, we expect to optimize product costs, improve alignment with our increasingly international customer base and achieve increased operating efficiencies and scalability.  Our more complex, lower volume products are manufactured by other EMS partners.

Competition

Mobile Computing and M2M are both large and growing markets around the world that continue to attract significant competition.  More competitors are entering the market and some of these competitors are large corporations with strong manufacturing scale and financial resources at their disposal.  However, our market leadership and expertise, combined with rapidly evolving technology, creates an opportunity for us to effectively differentiate ourselves.

AirCard Mobile Broadband Devices:  We have established a technology leadership position by being early to market with leading edge, high performance, high quality, reliable products that support the latest wireless technologies, including LTE, HSPA+ and dual-mode EV-DO/WiMAX.  Our primary competitors include ZTE Corporation (“ZTE”), Huawei Technologies Corporation (“Huawei”), Novatel Wireless, Inc. (“Novatel”), Franklin Wireless Corp. and LG Electronics Canada Inc.

AirPrime Wireless Embedded Modules:  We are the global market leader in embedded modules and enjoy significant competitive advantages, including the broadest product portfolio, a global footprint, strong relationships with global OEMs and network operators, and unique software differentiation.  Our primary competitors include Gemalto NV (who acquired Cinterion Wireless Modules GmbH in June 2010), Telit Communications Plc, and SIMCom Wireless Solutions Co., Ltd. in the M2M market and Ericsson, Novatel and Huawei in the Mobile Computing market.

AirLink Intelligent Gateways and Routers:  We believe that the market for wireless intelligent gateways is fragmented from a segment, customer and competition standpoint.  In the segments where we compete, we believe that our market share is high, particularly in North America and we are expanding our position globally based on highly differentiated products and strong channel partnerships.  Our competitors in this line of business vary by segment and geography and include Digi International Inc., BlueTree Wireless Data Inc., CalAmp Corp., and Multi-Tech Systems, Inc.,

AirVantage M2M Cloud Platform:  Our AirVantage services platform is unique in the industry and a strategic differentiator of our M2M solutions overall.  Depending on the customers served, our competitors include network operators who have developed their own service delivery systems, nPhase, Jasper Wireless, Inc. and Axeda Corporation.

Employees

As of December 31, 2010 we had a total of 880 full time employees, 236 of whom are at our head office in Richmond, British Columbia, with the balance being located across the United States, Canada, Europe and Asia. Of the 880 employees, 477 are involved in product development, 79 are involved in manufacturing, 164 are sales and support personnel, 47 are marketing personnel and 113 are in finance and administration. Employees have access to corporate-funded ongoing training and professional development opportunities, both on-the-job and through outside educational programs. Cash compensation, our employee stock option plan, our employee restricted share unit plan and our retirement plan contribution program are complemented by internal recognition programs and career advancement opportunities. We believe our relationships with our employees are positive.

We have entered into non-disclosure agreements and confidentiality agreements with key management personnel and with substantially all of our other employees.

Intellectual Property

We protect our intellectual property through a combination of patent protection, copyright, trademarks, trade secrets, licenses, non-disclosure agreements and contractual provisions. We enter into a non-disclosure and confidentiality agreement with each of our employees, consultants and third parties that have access to our proprietary technology.  Pursuant to assignment of inventions agreements, all of our employees and consultants assign to Sierra Wireless all intellectual property rights in the inventions created during such person’s employment or contract with Sierra Wireless.

We currently hold 102 United States patents and 237 international patents. Additional patent applications are pending. When we consider it to be advantageous, we utilize our intellectual property portfolio and access the intellectual property of third parties by entering into commercial licenses and cross-licenses.

Governmental Regulation

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union (“EU”) and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices, including radiation of electromagnetic energy, biological safety and rules for devices to be connected to the telephone network. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. EU directives provide the comparable regulatory guidance in Europe.

Wireless modems must be approved under these regulations by the relevant government authority prior to these products being offered for sale. We have obtained all necessary Federal Communications Commission, Industry Canada, EU and other required regulatory approvals for the products we currently sell.

Additional Information Concerning Our Business

Our operations do not have a significant impact on the environment.  We have not made, and are not required to make, any significant capital expenditures to comply with environmental regulations.  Working with the contract manufacturers who build our products and relevant component suppliers, we intend to ensure that our products that are sold in the EU comply with the EU directives that restrict the use of certain hazardous substances in electronic equipment sold in the EU after July 1, 2006.

RISK FACTORS

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. These risks and uncertainties are described in our Management Discussion and Analysis for the year ended December 31, 2010, which can be found on our website at www.sierrawireless.com or at www.sedar.com, and filed as Exhibit 1.3 to our Annual Report on Form 40-F.

DIVIDENDS

Since incorporation, we have not paid any dividends on our Common Shares.  Our current intention is to reinvest earnings to finance the growth of our business.  We do not anticipate that we will pay any dividends on our Common Shares in the immediate or foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of Common Shares, of which, at March 18, 2011, 31,248,525 are issued and outstanding, and an unlimited number of Preference Shares, issuable in series, of which none are issued and outstanding.  Our board of directors is authorized to determine the designation, rights and restrictions to be attached to the Preference Shares upon issuance.

Holders of Common Shares are entitled to receive notice of any meeting of shareholders and to attend and vote at those meetings, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote.  Each Common Share entitles its holder to one vote.  Subject to the rights of the holders of Preference Shares, the holders of Common Shares are entitled to receive on a proportionate basis such dividends as our board of directors may declare out of funds legally available there for.  In the event of the dissolution, liquidation, winding up or other distribution of our assets, the holders of the Common Shares are entitled to receive on a proportionate basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders of Preference Shares.

The Common Shares carry no pre-emptive or conversion rights other than rights granted to holders of Common Shares under the Shareholders Rights Plan implemented and ratified by our shareholders on April 27, 2000 and re-adopted by our shareholders on April 28, 2003, April 25, 2006 and May 5, 2009.  The Shareholder Rights Plan is designed to encourage the fair treatment of our shareholders in connection with any take-over offer for our outstanding Common Shares.  The Shareholder Rights Plan provides our board of directors and shareholders with 60 days, which is longer than prescribed by applicable securities laws governing take-over bids, to fully consider any unsolicited take-over bid without undue pressure, to allow our board of directors, if appropriate, to consider other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.  If a bid is made to all shareholders, is held open for at least 60 days and is accepted by shareholders holding more than 50% of the outstanding Common Shares, or is otherwise approved by our board of directors, then the Shareholder Rights Plan will not affect the rights of shareholders.  Otherwise, all shareholders, except the parties making a take-over bid, will be able to acquire a number of additional Common Shares equal to 100% of their existing outstanding holdings at half the market price.  Thus, any party making a take-over bid not permitted by the Shareholder Rights Plan could suffer significant dilution.

Credit Facilities

At December 31, 2010, we have a credit agreement with The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce, that provides for a one-year revolving term credit facility (the “Revolving Facility”) expiring January 28, 2011 in an amount not to exceed $10.0 million.  The Revolving Facility is to be used for working capital requirements and is secured by a pledge against all of our assets.  At December 31, 2010, there were no borrowings under the Revolving Facility and we were in compliance with the covenants associated with the credit facility.

On January 27, 2011, we signed an amended and restated credit agreement, on similar terms, which extended our Revolving Facility to January 28, 2013.

During the first quarter of 2010, we obtained a letter of credit to ensure our performance to a third party customer in accordance with specified terms and conditions.  At December 31, 2010, we had $0.5 million (2009 — nil) outstanding under the letter of credit, which approximates its fair value.  The letter of credit expires in September 2011.

MARKET FOR SECURITIES

Our Common Shares are listed on the Toronto Stock Exchange (“TSX”), and trade under the symbol “SW”.  Our Common Shares are also listed on Nasdaq and trade under the symbol “SWIR”.

Set out below are the price ranges and volume of Common Shares of Sierra Wireless, Inc. that traded on the TSX for the year ended December 31, 2010.

2010	Low Cdn $	High Cdn $	Total Monthly Volume

January	11.18	13.47	3,226,300
February	8.61	12.96	4,907,800
March	8.22	9.19	2,873,800
April	8.10	9.64	2,695,500
May	7.52	8.48	2,070,200
June	6.98	8.38	1,026,400
July	6.98	9.65	1,730,300
August	8.18	9.89	1,890,000
September	8.77	10.98	2,292,400
October	10.53	12.63	2,126,300
November	10.49	12.46	4,128,100
December	10.88	15.24	2,249,100

Set out below are the price ranges and volume of Common Shares of Sierra Wireless, Inc. that traded on Nasdaq for the year ended December 31, 2010.

2010	Low US $	High US $	Total Monthly Volume

January	10.67	13.02	4,618,000
February	8.08	12.16	7,797,400
March	8.00	9.05	5,212,900
April	7.97	9.58	5,237,700
May	6.95	8.34	5,258,400
June	6.62	8.03	2,846,300
July	6.54	9.38	3,842,100
August	7.73	9.67	3,228,200
September	8.35	10.71	3,066,000
October	10.24	12.42	5,307,400
November	10.25	12.30	6,891,600
December	10.78	15.30	4,796,200

DIRECTORS AND EXECUTIVE OFFICERS

The tables set forth below list the directors and executive officers of the Company as at March 18, 2011, indicating their name, municipalities of residence, their respective positions and offices held with the Company, the length of service and their principal occupations within the five preceding years.

Each director is elected at our annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed, unless such director resigns or is removed earlier.  To the knowledge of Sierra Wireless, the directors and executive officers as a group, beneficially own, directly or indirectly, or exercise control or discretion over, 627,602 Common Shares (not including Common Shares issuable upon the exercise of stock options or unvested restricted stock units), representing as of March 18, 2011 approximately 2.0% of the issued and outstanding Common Shares.

Directors

Name, Position and Residence	Principal Occupation or Employment in the Preceding Five Years (1)	Director Since

Jason W. Cohenour President, CEO and Director Washington, U.S.A.	President and Chief Executive Officer of the Company from October 2005 to present; Chief Operating Officer of the Company from August 2004 to October 2005	October 2005

Gregory D. Aasen (3) Director British Columbia, Canada

Independent Outside Director; Chief Strategy Officer of PMC-Sierra, Inc. (a broadband communications company) from September 2005 to June 2007; Vice-President and General Manager, Communication Products Division of PMC-Sierra, Inc. from 2004 to September 2005

December 1997

Name, Position and Residence	Principal Occupation or Employment in the Preceding Five Years (1)	Director Since

Robin Abrams Director California, U.S.A.

Independent Outside Director; Interim Chief Executive Officer of ZiLOG Inc. (an embedded solutions company) from August 2006 to February 2007; President and Chief Executive Officer of Firefly Mobile (a mobile communications company for the youth market) from June 2004 to July 2006

February 2010

Paul G. Cataford (2) (4) Director Alberta, Canada

Independent Outside Director; President and Chief Executive Officer of Zephyr Sleep Technologies (a developer and manufacturer of sleep-related medical devices) from April 2010 to present;  President and Chief Executive Officer of University Technologies International Inc. (a technology transfer and commercialization company) from 2004 to March 2009

July 1998

Charles E. Levine (2) (3) (4) Chairman and Director California, U.S.A.	Independent Outside Director	May 2003

S. Jane Rowe (2) Director Ontario, Canada

Independent Outside Director; Senior Vice-President, Teachers’ Private Capital, Ontario Teachers’ Pension Plan from October 2010 to present; Executive Vice-President, Special Accounts Management and Retail Credit Risk of Scotiabank from August 2009 to October 2010; Executive Vice-President, Executive Offices, Scotiabank from August 2008 to August 2009; Executive Vice-President, Domestic Personal Lending and Insurance and President and CEO of Scotia Mortgage Corporation from May 2006 to July 2007, Vice Chairman of Maple Trust Company from May 2006 to July 2007; Vice Chairman of Travelers Leasing Corporation from February 2007 to July 2007; President and Chief Executive Officer of Roynat Capital from August 2004 to May 2006

March 1998

David B. Sutcliffe (4) Director British Columbia, Canada	Corporate Director from October 2005 to present; Chief Executive Officer of the Company from May 1995 through October 2005	June 1995

Kent P. Thexton (3) Director British Columbia, Canada

Independent Outside Director; Managing Partner, i-wireless LLC (US based Mobile Virtual Network Operator (“MVNO”)) from November 2006 to present; President and Chief Executive Officer of SEVEN Networks, Inc. (an application software company) from April 2004 to October 2006; Chief Marketing and Products Officer and member of the Board of Directors of O2 PLC (a European Mobile Operator, now part of Telefonica) from November 2001 to March 2004

March 2005

Notes:

(1)          The information as to “principal occupation” has been furnished by the respective directors

(2)          Member of the Audit Committee

(3)          Member of the Human Resources Committee

(4)          Member of the Governance and Nominating Committee

Executive Officers

Name, Position and Province or State and Country of Residence	Principal Occupation in the Preceding Five Years	Length of Service

Jason W. Cohenour President and Chief Executive Officer Washington, U.S.A.	President and Chief Executive Officer of the Company since October 2005; Chief Operating Officer of the Company from August 2004 to October 2005	14 years

David G. McLennan Chief Financial Officer and Secretary British Columbia, Canada	Chief Financial Officer of the Company from March 2004 to present	7 years

Philippe Guillemette Chief Technology Officer British Columbia, Canada

Chief Technology Officer of the Company from September 2010 to present; Senior Vice President, Advanced Technology of the Company from March 2009 to September 2010; Chief Technology Officer of Wavecom, Inc. from February 2003 to March 2009

2 years

Bill Dodson Senior Vice President, Operations British Columbia, Canada	Senior Vice President, Operations of the Company from September 2004 to present;	9 years

A. Daniel Schieler Senior Vice President and General Manager, Mobile Computing Business Unit California, U.S.A.

Senior Vice President and General Manager, Mobile Computing Business Unit of the Company from September 2010 to present; Senior Vice President, Worldwide Sales of the Company from January 2005 to September 2010

7 years

Didier Dutronc Senior Vice President and General Manager, M2M Embedded Solutions Business Unit and Regional General Manager, Europe Issy-les-Moulineaux, France

Senior Vice President and General Manager, M2M Embedded Solutions Business Unit and Regional General Manager, Europe of the Company from September 2010 to present; Senior Vice-President, Marketing of the Company from March 2009 to September 2010; Managing Director, Wavecom Asia-Pacific Ltd. from September 2004 to March 2009

2 years

Emmanuel Walckenaer Senior Vice President and General Manager, Solutions and Services Business Unit Issy-les-Moulineaux, France

Senior Vice President and General Manager, Solutions and Services Business Unit of the Company from September 2010 to present; Senior Vice President and General Manager, AirVantage Business Unit of the Company from March 2009 to September 2010; Vice President of Intelligent Device Services of Wavecom, S.A. from 2007 to March 2009; Senior Vice President, Wireless Solution Delivery and Support of Gemalto N.V. from 2006 to 2007; Senior Vice President, Wireless Product–Telecom Business Unit of Gemplus International S.A. from 2003 to 2006.

2 years

Name, Position and Province or State and Country of Residence	Principal Occupation in the Preceding Five Years	Length of Service

James B. Kirkpatrick Senior Vice-President, Engineering, Mobile Computing Business Unit California, U.S.A.	Senior Vice-President, Engineering, Mobile Computing Business Unit of the Company from September 2010 to present; Chief Technical Officer of the Company from September 2004 to September 2010	7 years

Pierre Teyssier Senior Vice-President, Engineering, M2M Embedded Solutions Business Unit and Regional General Manager, Asia Pacific Hong Kong, PRC

Senior Vice-President, Engineering, M2M Embedded Solutions Business Unit and Regional General Manager, Asia Pacific of the Company from September 2010 to present; Senior Vice President, Engineering and Regional General Manager, Asia Pacific of the Company from March 2009 to September 2010; Vice President, Operations and Smart Business Solutions of Wavecom, S.A. from January 2008 to March 2009; Vice President, Operations of Wavecom S.A. from October 2004 to January 2008

2 years

Jason L. Krause Senior Vice President, Corporate Development and Marketing British Columbia, Canada

Senior Vice President, Corporate Development and Marketing of the Company from January 2011 to present; Vice President, Corporate Development of the Company from January 2009 to January 2011; Director of Business Development of the Company from July 2007 to January 2009

3 years

None of the directors or executive officers of the Corporation is, as at the date of this Annual Information Form (“AIF”), or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

a)              was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation which, in each case, was in effect for a period of more than 30 consecutive days (each, an “order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

b)             was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

CODE OF BUSINESS CONDUCT AND ETHICS

In 2003, the Board of Directors adopted a Code of Business Conduct and Ethics applying to all directors, officers, employees and contractors of the Company and each affiliate and subsidiary of the Company, including the Company’s Chief Executive Officer, Chief Financial Officer and other senior officers, to ensure that we conduct our business in accordance with the highest standards of business conduct and ethics.  The Board of Directors approved an updated version of the Code of Business Conduct and Ethics in December 2005, October 2008 and March 2011.  There have been no waivers granted from the Code of Business Conduct and Ethics since its adoption.  The Code of Business Conduct and Ethics is available on the Company’s website at www.sierrawireless.com or on SEDAR at www.sedar.com.

AUDIT COMMITTEE

Mandate of the Audit Committee

The full text of the Mandate of the Audit Committee is set out below.

1.              Purpose and Scope

The audit committee (“Committee””) was established by the Board of Directors (“Board”) of Sierra Wireless Inc. (“Company”) to assist the Board in fulfilling its responsibilities for oversight of the following:

•                  the Company’s systems of internal and disclosure controls;

•                  the Company’s financial reporting process including the Company’s financial statements and other financial information provided by the company to its shareholders, the public and others in accordance with applicable securities and corporate legislation and the Company’s disclosure Policy;

•                  the Company’s compliance with financial, accounting, legal and regulatory requirements including the Company’s Code of Business Conduct;

•                  the appointment, compensation, independence, oversight, communication with, performance and change of the Company’s external and independent auditors (the “Auditors”);

•                  the Company’s process for identification of the principal risks of the Company’s business and ensuring that an appropriate process is in place to manage risks across the enterprise; and

•                  the fulfillment of the other responsibilities set forth in this Mandate.

2.              Organization, Membership and Meetings

•                  Committee members shall meet the requirements of the Toronto Stock Exchange, the NASDAQ Exchange, the Securities and Exchange Commission, the securities commissions of each of the Provinces of Canada in which the Company is a reporting issuer and any other regulatory agency that may have jurisdiction over the operations of the Company from time to time.

•                  The Committee shall consist of three or more directors who are “independent” as defined by applicable law, regulations, guidelines and policies, and as determined by the Governance and Nominating Committee (“GNC”) of the Board.

•                  All members of the Committee shall be “financially literate”, and at least one member of the Committee shall be a “financial expert”.  “Financially literate” and “financial expert” will have the respective meanings set out in applicable law, regulations, guidelines and policies.

•                  Members of the Committee shall be appointed annually by the Board on the recommendation of the GNC.  Members may be replaced by the Board at any time, but shall otherwise serve until a successor has been named.

•                  No committee member may serve on the compensation committee of another company if any director of the Company is, or has been in the past three years an employee of that other company.

•                  No member shall be affiliated with the Company or any subsidiary.

•                  The Committee shall meet from time to time, as it deems necessary, but at least four times per year.

•                  The presence in person or by telephone of a majority of Committee members shall constitute a quorum for any meeting of the Committee.

•                  The Committee may include management at its meetings, but shall also hold an executive session at each meeting at which only independent directors are present.

•                  The Committee shall maintain written minutes of its meetings, which minutes will be filed in the corporate minute book.

3.              Authority and Responsibilities

3.1.         External Audit:

•                  Recommend to the Board the appointment and compensation of the Auditors.  Oversee the work of the Auditors (including resolution of disagreements between Management and the Auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

•                  Review in advance and pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Auditors, as permitted by applicable governance rules and in particular Section 10A of the Securities Exchange Act of 1934 and, in connection therewith, to approve all fees and other terms of engagement. The Committee shall also review and pre-approve all disclosures required to be included in any public filings with respect to non-audit services.  The Committee may delegate to one or more members the authority to pre-approve non-audit services, provided a report is made to the Committee at its next scheduled meeting.  The Committee may consult with Management but shall not delegate these responsibilities to Management.

•                  Communicate directly with the Auditors.

•                  Review the performance of the Auditors on at least an annual basis.

•                  On an annual basis, review and discuss with the Auditors all relationships the Auditors have with the Company in order to evaluate the Auditors’ continued independence. The Committee: (i) shall ensure that the Auditors submit to the Committee on an annual basis a written statement delineating all relationships and services that may impact the objectivity and independence of the Auditors; (ii) shall discuss with the Auditors any disclosed relationship or services that may impact the objectivity and independence of the Auditors; and (iii) shall satisfy itself as to the Auditors’ independence.

•                  At least annually, obtain and review an annual report from the Auditors describing (i) the Auditors’ internal quality control procedures and (ii) any material issues raised by the most recent internal quality control review, or peer review, of the Auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Auditors, and any steps taken to deal with any such issues.

•                  Confirm that the rotation of the lead audit partner, or the lead audit partner responsible for reviewing the audit, for the Company’s Auditors complies with the requirements of the Canadian and US regulatory authorities.

•                  Review all reports required to be submitted by the Auditors to the Committee particularly including those required by Section 10A of the Securities Exchange Act of 1934.

•                  Review, based upon the recommendation of the Auditors and Management, the scope and plan of the work to be done by the Auditors for each fiscal year.

3.2.         Financial statements:

•                  Review and discuss with Management and the Auditors the Company’s quarterly financial statements (including disclosures made in Management’s Discussion and Analysis, as defined in Multilateral Instrument 51-102, and interim earnings press releases) prior to submission to shareholders, any governmental body, any stock exchange or disclosure to the public.  Subject to delegation from the Board, approve the interim financial statements and footnotes, MD&A and interim earnings press release.

•                  Review and discuss with Management and the Auditors the Company’s annual audited financial statements (including disclosures made in Management’s Discussion and Analysis and annual earnings press releases) prior to submission to shareholders, any governmental body, any stock exchange or disclosure to the public.  Recommend to the Board approval of the annual audited financial statements and footnotes, MD&A and annual earnings press release.

•                  Recommend to the Board, if appropriate, that the Company’s annual audited financial statements be included in the Company’s annual report for filing with appropriate securities regulatory agencies.

•                  Review and approve any reports required to be included in the Company’s annual meeting materials and any other Committee reports required by applicable securities laws or stock exchange listing requirements or rules.

3.3.         Periodic and annual reviews:

•                  Periodically review with each of Management and the Auditors (i) any significant disagreement between Management and the Auditors in connection with the preparation of the financial statements, (ii) any difficulties encountered during the course of the audit or review (including any restrictions on the scope of work or access to required information), and (iii) Management’s response to each.

•                  Periodically discuss with the Auditors, without Management being present (i) their judgments about the quality, appropriateness, and acceptability of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, and (ii) the completeness and accuracy of the Company’s financial statements.

•                  Consider and approve, if appropriate, significant changes to the Company’s accounting principles and financial disclosure practices as suggested by the Auditors or Management.  Review with the Auditors and Management, at appropriate intervals, the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.

•                  Review with Management, the Auditors and the Company’s counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on the Company’s financial statements, including significant changes in accounting standards or rules as promulgated by the Canadian Institute of Chartered Accountants, the securities regulators having jurisdiction over the Company or other regulatory authorities with relevant jurisdiction.

•                  Obtain and review an annual report from Management relating to the accounting principles used in preparation of the Company’s financial statements (including those policies for which Management is required to exercise discretion or judgments regarding the implementation thereof).

•                  On a quarterly basis, obtain and review a report from Management summarizing the Company’s investments in cash or cash equivalents and marketable securities.

•                  On an annual basis, review the Company’s Treasury Investment Policy.

3.4.         Discussions with Management:

•                  Review and discuss with Management the Company’s annual and interim earnings press releases (including the use of “pro forma” or “adjusted” non-GAAP information), financial information and earnings guidance provided to analysts and rating agencies as well as all other material public disclosure documents such as the Company’s AIF, management information circular and any prospectuses.

•                  Review and discuss with Management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.

•                  Inquire about the application of the Company’s accounting policies and their consistency from period to period, and the compatibility of these accounting policies with generally accepted accounting principles, and (where appropriate) the Company’s provisions for liabilities that may have a material impact on the financial statements of the Company.

•                  Review and discuss with Management the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures (including Management’s risk assessment and risk management policies).

•                  Review and discuss with Management all disclosures made by the Company concerning any material changes in the financial condition or operations of the Company.

•                  The Committee will meet periodically and separately with the Company’s counsel to review material legal affairs of the Company and the Company’s compliance with applicable law and listing standards.

•                  Obtain explanations from Management for unusual variances in the Company’s annual financial statements from year to year, and review annually the Auditors’ letter of the recommendations to Management and Management’s response.

3.5.         Internal controls and disclosure:

•                  In consultation with the Auditors and Management: (a) review the effectiveness of the Company’s internal control structure and system including information technology security and control, and the procedures designed to ensure compliance with laws and regulations, and (b) discuss the responsibilities, budget and staffing needs of the Company’s internal accounting department..

•                  Establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

•                  Be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.

3.6.         Risk Management and Compliance

•                  Ensure that in addition to the Committee’s oversight of management’s process to identify and manage key financial risks, the Company has in place a process for enterprise risk management whereby the Committee reviews the enterprise’s most critical risks and tracks management’s actions to manage such risks.

•                  Review with management and the senior risk management executive the charter, activities, staffing and organizational structure of the risk management function.

•                  Discuss with the senior risk management executive any issues that may have been brought forward concerning compliance with the Company’s Code of Business Conduct.

•                  Ensure that there are no unjustified restrictions or limitations on the activities of the risk management function and review and concur in the appointment, replacement or dismissal of the senior risk management executive.

•                  On an annual basis, review the effectiveness of the risk management function

•                  On a regular basis, meet separately with the senior risk management executive to discuss any matters that the Committee or the senior risk management executive believes should be discussed

3.7.         Reporting obligations:

•                  Ensure that all reporting obligations related to the AIF (Form 40-F for US purposes) and management information circular under Part 5 of Multilateral Instrument 52-110 are fully complied with.

3.8.         Other:

•                  Review and approve all related-party transactions.

•                  Review and approve the Company’s hiring policies regarding partners, employees, and former partners and employees of the present and former external auditor of the Company.

•                  Review any Management decision to seek a second opinion from Auditors other than the Company’s regular Auditors with respect to any significant accounting issue.

•                  Review with Management and the Auditors the sufficiency and quality of the financial and accounting personnel of the Company.

•                  Review and reassess the adequacy of this Mandate annually and recommend to the Board any changes the Committee deems appropriate.

•                  Conduct an annual performance evaluation of Committee operations.

•                  As necessary to carry out its duties, engage independent legal, accounting or other advisors to advise the Committee and set and pay the compensation for any such legal, accounting or other advisors employed by the Committee.

•                  Perform any other activities consistent with this Mandate, the Company’s By-laws and governing law as the Committee or the Board deems necessary or appropriate.

•                  The Committee will have full access to all books, records, facilities and personnel of the Company.

4.              External and Internal Linkages

•                  The Board

•                  The CEO and Senior Management

•                  The senior Risk Management executive

•                  Outside Consultants and Advisors

•                  The Corporate Governance and Nominating Committee

Composition of the Audit Committee

We have a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  S. Jane Rowe (Chair), Paul G. Cataford and Charles E. Levine are the current members of the Audit Committee.  Each of them is an independent director and is financially literate as such terms are defined by applicable Canadian and U.S. securities laws. The Board of Directors has determined that Ms. Rowe is the Audit Committee’s financial expert within the meaning of General Instruction B(8)(b) of Form 40-F.  The Securities and Exchange Commission (“SEC”) has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee or board of directors who do not carry this designation or identification, or affect the duties, obligations or liabilities of any other member of the audit committee or board of directors.

Relevant Education and Experience

S. Jane Rowe is an independent director. Ms. Rowe is currently the Senior Vice-President, Teachers’ Private Capital, Ontario Teachers’ Pension Plan.  Previously, she was the Executive Vice-President, Special Accounts Management and Retail Credit Risk of Scotiabank from August 2009 until October 2010, the Executive Vice-President, Executive Offices of Scotiabank from August 2008 until August 2009 and the Executive Vice-President, Domestic Personal Lending and Insurance and President and CEO of Scotia Mortgage Corporation, the mortgage subsidiary of Scotiabank from May 2006 until July 2007.  Ms. Rowe was also Vice Chairman of Maple Trust Company and Travelers Leasing Corporation, both of which are wholly-owned subsidiaries of Scotiabank.  Prior to May 2006, Ms. Rowe was the President and Chief Executive Officer of Roynat Capital.  Ms. Rowe has an extensive background in the financial services and banking industry with over 20 years of experience with the Scotiabank Group.  Ms. Rowe holds a Bachelor of Commerce degree with honours from Memorial University of Newfoundland, an MBA from York University and has received the Institute of Corporate Directors certified designation (ICD.D).

Paul G. Cataford is an independent director.  Mr. Cataford is currently the President and Chief Executive Officer of Zephyr Sleep Technologies.  Previously, he was the President and Chief Executive Officer of University Technologies Inc., a wholly-owned subsidiary of the University of Calgary that is responsible for the university’s technology commercialization, from 2004 until March 2009.  Mr. Cataford’s other experience includes consulting, Executive Managing Director of BMO Nesbitt Burns Equity Partners Inc. from 2001 to 2002 and Managing Director and President of BCE Capital Inc. from 1997 to 2001.  Mr. Cataford is also the Chair of the audit committee for Hemisphere GPS, Inc. (formerly CSI Wireless, Inc.).  Mr. Cataford has extensive knowledge of venture capital investing and technology.  Mr. Cataford completed a Mechanical Engineering Degree at Queen’s University and an MBA, specializing in finance and international business, at York University.  Mr. Cataford has received the Institute of Corporate Directors certified designation (ICD.D) from the Rotman School of Management.

Charles E. Levine is an independent director of technology focused companies, including Openwave Systems and RCN Corporation, and a management consultant.  He has a track record of developing brands into large businesses, most notably when he was President and Chief Operating Officer of Sprint PCS (now Sprint Nextel) where he oversaw revenue growth to over $10 billion in four and a half years and at AT&T, where he turned around the Consumer Products and Small Business Markets, winning Popular Electronics Product of the Year for one video conferencing product.  He has held senior management positions at CAD Forms Technology and Octel Communications (now part of Lucent).  Mr. Levine was named Marketer of the Year in 1999 by MC Magazine and CEO of the Year in 2001 by Frost & Sullivan for his notable achievements at Sprint PCS.  He holds an MBA (Marketing) from the J.L. Kellogg Graduate School of Management-Northwestern University, and a bachelor’s degree in Economics from Trinity College.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied upon any exemption from NI 52-110 provided therein.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

Pre-approval Policies and Procedures

The Audit Committee has the sole authority to review in advance and pre-approve all audit and non-audit services to be provided to the Company or its subsidiaries by the external auditor, as well as all fees and other terms of engagement.  The Audit Committee may delegate to one or more members the authority to pre-approve non-audit services, provided a report is made to the Audit Committee at its next scheduled meeting.  For the fiscal years ended December 31, 2010 and 2009, all of the audit and non-audit services below were pre-approved by the Audit Committee.

Auditor Independence

Sierra Wireless’s Audit Committee has concluded that KPMG LLP, the Company’s independent registered chartered accountants (the “Auditors”), is independent under applicable rules and guidelines and, in particular, that the Auditors are free from conflicts of interest that could impair their objectivity in conducting the audit of the Company’s financial statements.  The Audit Committee is required to approve all audit and non-audit related services performed by our Auditors, and our Auditors are not permitted to perform services for us prohibited for an independent auditor under applicable Canadian and United States regulations, including the Sarbanes-Oxley Act of 2002.

Auditors’ Fees

	2010	2009
Audit fees	$1,150,000	$859,000
Tax fees	55,350	75,000
Audit-related fees	nil	nil
All other fees	nil	nil

Audit Fees

Audit fees for 2010 include fees related to the audit of our year-end financial statements, audit of our internal control over financial reporting, review of our interim financial statements, and services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements for such year.  Audit fees for 2009 include fees related to the audit of our year-end financial statements, audit of our internal control over financial reporting, review of our interim financial statements, review of the Wavecom business acquisition report, audit of the opening balance sheet of Wavecom and services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements for such year.

Tax Fees

Tax fees for 2010 and 2009 are primarily for tax compliance and transfer pricing services.

Audit-Related Fees

Audit-related fees consist of fees for assurance and related services by the Auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above as Audit Fees.  No audit-related fees were billed by the Auditors in 2010 or 2009.

All Other Fees

No other fees were billed by the Auditors in 2010 or 2009 for services other than those reported in the preceding paragraphs.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls

Our management is responsible for establishing and maintaining adequate disclosure controls and procedures for the Company.  Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized and reported within time periods specified in applicable securities regulations, and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2010.  Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2010 to ensure that information required to be disclosed by us in the reports we file or submit under applicable securities laws and regulations is recorded, processed, summarized, and reported within the time periods specified thereby.

We do not expect that our disclosure controls and procedures will prevent all error and all fraud, if any. Control procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedures are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. We considered these limitations during the development of our disclosure controls and procedures and will periodically re-evaluate them to ensure they provide reasonable assurance that such controls and procedures are effective.

Internal Control Over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2010, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

KPMG LLP (“KPMG”), an independent registered public accounting firm, who audited and reported on our consolidated financial statements as at December 31, 2010 and 2009, has issued an attestation report on management’s assessment of our internal control over financial reporting as of December 31, 2010.  The attestation report is included in our consolidated financial statements.

Changes in Internal Control Over Financial Reporting

There have been no changes in Sierra Wireless’ internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

International Financial Reporting Standards (“IFRS”)

In November 2008, the SEC announced a proposed roadmap for comment regarding the potential use by U.S. registrants of financial statements prepared in accordance with IFRS.  IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board.  On February 24, 2010, the SEC issued a statement describing its position regarding global accounting standards.  Among other things, the SEC stated that it has directed its staff to execute a work plan, which will include consideration of IFRS as it exists today and after completion of various “convergence” projects currently underway between U.S. and international accounting standards setters.  By the end of 2011, assuming completion of certain projects and the SEC staff’s work plan, it is expected that the SEC will decide whether to incorporate IFRS into the U.S. financial reporting system.  We will continue to monitor the development of the potential implementation of IFRS.

LEGAL PROCEEDINGS

In December 2010, a patent holding company, Mayfair Wireless, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of parties, including us.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In October 2010, a patent holding company, Eon Corp. IP Holdings, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties including telecommunication carrier companies including Sprint Nextel Corporation.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2010, Americans for Fair Patent Use, LLC filed a lawsuit in the United States District Court for the Eastern District of Texas asserting false patent marking by a number of device manufacturers, including Sierra Wireless America, Inc., and telecommunication carrier companies, including Sprint Nextel Corporation and Cellco Partnership d/b/a Verizon Wireless. The litigation makes certain allegations that products sold by us and our competitors were falsely marked with a number of patents that had expired or that do not cover the marked products.  We are currently assessing our potential liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In May 2010, a patent holding company, Golden Bridge Technology Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of telecommunication carrier companies, including AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In February 2010, a patent holding organization, Commonwealth Scientific and Industrial Research Organisation, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a telecommunication carrier, Cellco Partnership d/b/a Verizon Wireless.  The litigation makes certain allegations concerning the wireless modems sold to the carrier by us.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In September 2009, a patent holding company, Xpoint Technologies Inc., filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by a number of parties, including AT&T Mobility LLC.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, WIAV Networks, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including wireless device manufacturers, including us.  The Texas court has transferred the litigation to the United States District Court for the Northern District of California.  The California court has dismissed the litigation against a number of parties, including us.

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including Hewlett-Packard Co., Panasonic Corporation, General Dynamics Itronix Corporation and Fujitsu America and Fujitsu Japan. The litigation, which has been transferred to the United States District Court for the Southern District of California, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us, our competitors, and some of our customers with whom we have supply agreements.  We are assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, Celltrace, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. In the meantime, the carrier companies have provisionally withdrawn their indemnification demands against us.  Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In June 2009, a patent holding company, Saxon Innovations, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by wireless device manufacturers, including us.  The patents have been sold to a patent holding company, Norman IP Holdings LLC. Following the sale, Norman IP Holdings LLC has agreed to a confidential settlement of the litigation, and the settlement will not have a material adverse effect on our operating results.

In June 2009, a patent holding company, MSTG Inc., filed patent litigation lawsuits in the United States District Court for the Northern District of Illinois asserting patent infringement by a number of telecommunication carrier companies, including Sprint Spectrum, LP and AT&T Mobility LLC. The carriers have notified us that the lawsuits make certain allegations concerning the wireless data cards and modems sold to those carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In January 2009, a patent holding company, DNT LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of telecommunication carrier companies, including Sprint Spectrum, LP and Nextel, Verizon Wireless and T-Mobile USA, Inc.  The litigation made certain allegations concerning the wireless modems sold to the carriers by us and our competitors. Following a trial in December 2009, the Court received a jury verdict of patent non-infringement and invalidity. Subsequently, the parties reached a mutually agreeable settlement, the details of which are confidential.  DNT LLC filed an Unopposed Motion for Dismissal on December 29, 2010 in the Court of Appeal.

Since early December 2008, Wavecom and its subsidiary Wavecom, Inc. have been involved in litigation with a contracting counterparty, Temic Automotive of North America (Continental Group). In the first quarter of 2010, Temic Automotive of North America, Inc., d/b/a/ Continental and Continental AG, Wavecom, Inc., Wavecom, S.A., Sierra Wireless, Inc., Sierra Wireless Americas, Inc., and Sierra Wireless, S.A. reached a mutually agreeable settlement of the lawsuits filed early December 2008 in North Carolina Business Court and New York State Court.  The details of the settlement agreement are confidential.

On February 6, 2008, Wavecom filed a civil proceeding in the Supreme Court of the State of New York (USA) against Siemens AG and two of its U.S. subsidiaries. In August 2009, Sierra Wireless S.A., Wavecom, Inc., Siemens AG, Siemens Corporation, and Siemens Energy and Automation, Inc. reached a mutually agreeable settlement of the lawsuit filed in New York State Court and the case was dismissed in September 2010.  The details of the settlement agreement are confidential.

In September 2007, a patent holding company, NTP, Inc., filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a telecommunication carrier, AT&T Mobility LLC.  In December 2010, AT&T Mobility LLC made certain allegations concerning the wireless modems sold to them by us.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In November 2007, a patent holding company, Technology Patents LLC, filed a patent litigation lawsuit in the United States District Court for the Southern Division of the District of Maryland asserting patent infringement by companies in the cellular phone industry, including a telecommunication carrier, AT&T Mobility LLC. In August 2010, AT&T Mobility LLC made certain allegations concerning the wireless modems sold to them by us.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

We are engaged in certain other claims and legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2010, the Company did not have any off-balance sheet finance or special purpose entities.

CONTRACTUAL OBLIGATIONS

The following table specifies our known contractual obligations as of December 31, 2010:

	Payments due by period
Contractual Obligations (in thousands of U.S. dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligations	$21,265	$6,739	$5,521	$4,172	$4,833
Capital lease obligations	587	324	228	35	—
Purchase obligations (1)	85,524	85,524	—	—	—
Other long-term liabilities (2)	24,724	—	13,947	10,777	—
Total	$132,100	$92,587	$19,696	$14,984	$4,833

Note

(1)          Purchase obligations represent obligations with certain contract manufacturers to buy a minimum amount of designated products between January 2011 and June 2011.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(2)          Other long-term liabilities include the long-term portions of accrued royalties and marketing development funds.

QUORUM EXEMPTION

The rules and regulations of the Nasdaq require each listed issuer to provide that a quorum for its shareholders’ meetings be at least 33 1/3 percent of the issuer’s outstanding shares.  The Company has been granted an exemption from this requirement because it is contrary to generally accepted business practices in Canada, the Company’s country of domicile.  The Company has had the benefit of this exemption in the current and prior year.

In determining whether a requirement is contrary to generally accepted business practices, the Nasdaq rules generally look to the requirements of the primary market in the issuer’s country of domicile.  The rules and policies of the TSX, the primary market in Canada, do not contain quorum requirements, and the Canada Business Corporations Act, the Corporation’s governing statute, defers to the quorum requirements contained in an issuer’s By-laws.  Under the Company’s By-laws, a quorum for a meeting of the Company’s shareholders is two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the Common Shares in Canada is Computershare Investor Services Inc., 510 Burrard Street, Vancouver, British Columbia, and in the United States is Computershare Trust Company, N.A., 350 Indiana Street, Suite 800, Golden, Colorado.  These offices and the principal offices of Computershare Investor Services Inc. in the City of Toronto maintain the register of Common Shares and can effect transfers and make deliveries of certificates for Common Shares.

MATERIAL CONTRACTS

Other than the Shareholder Rights Plan disclosed under the heading “Description of Capital Structure”, the Company is not a party to any material contracts as defined in National Instrument 51-102.

EXPERTS

KPMG LLP, independent registered chartered accountants, have audited the Company’s consolidated financial statements as at December 31, 2010 and 2009, and for each of the years in the three year period ended December 31, 2010 as set forth in their reports.  KPMG LLP has advised the Company that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and in accordance with the applicable rules and regulations of the SEC.

ADDITIONAL INFORMATION

Additional information relating to the Company:

(a)                                  may be found on the System for Electronic Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the SEC’s Electronic Document and Gathering Retrieval System (“EDGAR”) at www.sec.gov;

(b)                                 including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular for its most recent annual meeting of shareholders; and

(c)                                  is provided in the Company’s audited financial statements and management discussion and analysis for the years ended December 31, 2010 and 2009.